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Exhibit 2.1

FIRST AMENDMENT TO THE AMENDED AND RESTATED ASSET
PURCHASE AGREEMENT

        This FIRST AMENDMENT TO AMENDED AND RESTATED ASSET PURCHASE AGREEMENT ("First AMENDMENT") is entered into as of March 15, 2002, by and among Digital River, Inc., a Delaware corporation ("Buyer") and Beyond.com Corporation, a Delaware corporation ("Seller").

Recitals

        1.    On February 9, 2002, Buyer and Seller entered into an Amended and Restated Asset Purchase Agreement (the "Agreement") providing for the purchase by Buyer of certain assets of Seller related to its eStores Business.

        2.    The parties now wish to amend the Agreement as set forth in this First Amendment to provide for Seller's return of certain customer information to Seller's clients under the eStores Assumed Agreements.

Agreement

        Pursuant to Section 12.6 of the Agreement, the parties to this First Amendment agree as follows:

        1.    Definitions.    Capitalized terms not defined in this First Amendment shall have the meanings ascribed to them in the Agreement.

        2.    Amendments to Agreement.

          a.    Section 2.2 of the Agreement, Excluded Assets, is hereby amended to add the following as subparagraph (k) thereto:

          (k)  Customer Information. All customer and transaction information collected by Seller for transactions which Seller processes for its clients in connection with the eStores Business (all such information, the "Customer Information").

          b.    Section 7.7 of the Agreement, Conveyance of Assets, is hereby amended to add the following as subparagraph (e) thereto:

          (e)  For each web site operated by Seller for a client pursuant to an Assumed Contract, Seller shall return to such client all Customer Information pertaining to such client within fourteen (14) days after the earlier of either (i) the date Seller transfers Internet traffic for such web site from Seller's system to a URL provided by Buyer or (ii) the date such client creates a link directly to a URL provided by Buyer, provided Buyer has notified Seller of the creation of such link. To the extent Seller is unable to return such Customer Information to such client or such client instructs Seller to destroy such Customer Information, Seller shall destroy such Customer Information and shall not transmit such Customer Information to any third party.

        3.    Reaffirmation of Terms.    This First Amendment shall be construed in connection with and as part of the Agreement and all terms, conditions, representations, warranties, covenants and agreements set forth in the Agreement, except as herein amended, are hereby ratified and confirmed and shall remain in full force and effect.

        4.    Counterparts.    This First Amendment may be executed in any number of counterparts, each of which when executed by the parties hereto and delivered shall be deemed to be an original, and all such counterparts taken together shall be deemed to be but one and the same instrument.

        5.    Governing Law.    This Amendment shall be governed by, and construed and enforced in accordance with, and the internal laws of the State of California.

[Remainder of page intentionally left blank.]

        IN WITNESS WHEREOF, the parties have executed this First Amendment to Amended and Restated Asset Purchase Agreement effective on the date first set forth above.

DIGITAL RIVER, INC.
By:	/s/ ROBERT E. STRAWMAN
Name:	Robert E. Strawman
Title:	CFO
BEYOND.COM CORPORATION
By:	/s/ RONALD S. SMITH
Name:	Ronald S. Smith
Title:	President, CEO

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FIRST AMENDMENT TO THE AMENDED AND RESTATED ASSET PURCHASE AGREEMENT
Recitals
Agreement